




**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15a-16 OF THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated July 17, 2002

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)



Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

**This Form 6-K is incorporated by reference into the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).**

Enclosures: Notice, Proxy Statement and Proxy Card re Annual General Meeting and Extraordinary General Meeting of Shareholders.

**PARTNER COMMUNICATIONS COMPANY LTD.**
**NOTICE OF**
**GENERAL MEETINGS OF SHAREHOLDERS**

Rosh Ha'ayin, Israel
July 17, 2002

Notice is hereby given that the general meetings of Shareholders (the "**General Meetings**") of Partner Communications Company Ltd. (the "**Company**" or "**Partner**"), consisting of an Annual General Meeting (the "**AGM**") and an Extraordinary General Meeting (the "**EGM**") will be held on Wednesday, August 7, 2002 at 2:00 p.m. (Israel time) (the EGM will commence immediately following the end of discussions on the matters to be resolved at the AGM), at our offices, 8 Ha'amal Street, Rosh Ha'ayin, Israel or at any adjournments thereof.

It is proposed at the AGM to adopt the following resolutions:

(i) to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited (the "Auditor"), as the Company's auditor until the close of the next annual general meeting, to authorize the Board of Directors of the Company to determine its remuneration and to approve the report of the Board of Directors with respect to the remuneration paid to the Auditor and its affiliate to the year ended December 31, 2001;

(ii) to re-appoint the Company's directors whose terms are expiring;

(iii) to approve the Company's Financial Statements for the year ended December 31, 2001 and the report of the Board of Directors for such period; and

(iv) to transact such other business as may legally come before the AGM or any adjournment thereof.

It is proposed at the EGM to adopt the following resolutions:

(i) to approve the provision of indemnification letters to Ms. Tsang Kit May (Carol) and Messrs. Chan Ting Yu and Tal Raz, the Company's directors; and

(ii) to transact such other business as may legally come before the EGM or any adjournment thereof.

Only shareholders of record at the close of business on July 17, 2002 are entitled to receive notice of, and to vote at the General Meetings, subject to the restrictions in the Company's Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the General Meetings in person.

Shareholders who will not attend the General Meetings in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in any event at least two business days prior to the date of the General Meetings) in the pre-addressed envelope provided. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the commencement of the General Meetings, and vote their shares in person.

The Articles of Association of the Company also allow shareholders of the Company to vote at the General Meetings by means of a deed of vote and a form of deed of vote will be made available to shareholders registered in the Company's Shareholder Register. Holders of American Depositary Shares are not registered in the Company's Shareholder Register but may instruct the Depositary, JPMorgan Chase Bank, as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their American Depositary Shares, in the manner and to the extent provided in the Depositary Agreement governing the American Depositary Shares.

Registered joint holders of shares should take note that, pursuant to Article 19.9 of the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy, or by deed of vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

Copies of the proposed resolutions are available at our offices, 8 Ha'amal Street, Rosh Ha'ayin, Israel, every business day from 9 AM to 5PM (Israel time). Our telephone number is +972-67-814191.

**By Order of the Board of Directors**

***ROLY KLINGER, ADV.***
***General Counsel and Joint***
***Company Secretary***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd

By /s/

Name: Alan Gelman

Title: Chief Financial Officer

Dated: July 17, 2002

**PARTNER COMMUNICATIONS COMPANY LTD.**

**8 Ha'amal Street**

**Rosh Ha'ayin 48092, Israel**

## PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the "**Ordinary Shares**"), including holders of American Depositary Shares (each representing one Ordinary Share, the "**ADSs**") of Partner Communications Company Ltd. (the "**Company**" or "**Partner**") in connection with the solicitation by the Board of Directors of proxies for use at the general meetings of Shareholders (the "**General Meetings**"), consisting of an Annual General Meeting of Shareholders (the "**AGM**") and an Extraordinary General Meeting of Shareholders (the "**EGM**"), to be held on August 7, 2002 at 2:00 pm (Israel time) (the EGM will commence immediately following the end of discussions on the matters to be resolved at the AGM), at our offices, 8 Ha'amal Street, Rosh Ha'ayin, Israel, or at any adjournments thereof.

It is proposed at the AGM to adopt the following resolutions:

(i) to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited (the "**Auditor**"), as the Company's auditor until the close of the next annual general meeting, to authorize the Board of Directors of the Company to determine its remuneration and to approve the report of the Board of Directors with respect to the remuneration paid to the Auditor and its affiliate for the year ended December 31, 2001;

(ii) to re-appoint the Company's directors whose terms are expiring;

(iii) to approve the Company's Financial Statements for the year ended December 31, 2001 and the report of the Board of Directors for such period; and

(iv) to transact such other business as may legally come before the AGM or any adjournment thereof.

It is proposed at the EGM to adopt the following resolutions:

(i) to approve the provision of indemnification letters to Ms. Tsang Kit May (Carol) and Messrs. Chan Ting Yu and Tal Raz, the Company's directors (the "**Directors**"); and

(ii) to transact such other business as may legally come before the EGM or any adjournment thereof.

A form of proxy for use at the General Meetings and a return envelope for the proxy are enclosed. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the General Meetings and vote their shares in person. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and delivered to the Company at least two business days prior to the date of the General Meetings, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the General Meetings or any adjournment thereof.

Proxies for use at the General Meetings are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on July 17, 2002 will be entitled to receive notice of, and to vote at the General Meetings. Proxies are being mailed to shareholders on or about July 17, 2002 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On July 2, 2002 the Company had outstanding 178,967,909 Ordinary Shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the General Meetings. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the General Meetings, or who have delivered to us a deed of vote, and entitled to vote, will constitute a quorum at the General Meetings.

## ***ANNUAL GENERAL MEETING***

## ITEM 1 – RE-APPOINTMENT OF AUDITOR AND DETERMINATION OF ITS REMUNERATION

Under the Israeli Companies Law, 5759 – 1999 (the "**Companies Law**") and the Company's Articles of Association, the shareholders of the Company are authorized to appoint the Company's auditor and to authorize the Board of Directors to determine its remuneration.

In accordance with the Company's Articles of Association, it is hereby reported to the Company's shareholders that the remuneration of the Company's Auditor for the year ended December 31, 2001 was NIS 1,376 thousand for auditing activities, NIS107 thousand for tax consultation services and NIS 136 thousand for due diligence engagement for a subsidiary of the Company. It is noted that an affiliate of the Auditor has provided the Company with IT consultation services during 2001.The said affiliate's remuneration for these services is NIS 2,367 thousand (the above amounts are collectively referred to as the "Auditor's Remuneration"). Under the Company's Articles of Association, the said report with respect to the Auditor's Remuneration requires the approval of shareholders. Kesselman & Kesselman, independent certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, has been recommended by the Board of

Directors of the Company for reappointment as an auditor of the Company until the close of the following annual general meeting.

It is proposed that at the AGM the following resolutions be adopted:

"**RESOLVED**, that the Company's Auditor, Kesselman & Kesselman be and they hereby are re-appointed as an auditor of the Company until the close of the next annual general meeting, and that the Board of Directors be and it is hereby authorized to determine its remuneration"; and

"**RESOLVED**, that the report of the Board of Directors with respect to the Auditor's Remuneration for the year ended December 31, 2001 be and it is hereby approved."

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

**The Board of Directors recommends a vote FOR approval of these proposed resolutions.**

## ITEM 2 – RE-APPOINTMENT OF THE COMPANY'S DIRECTORS

Under the Companies Law and the Company's Articles of Association the directors of the Company are elected at each annual general meeting. The elected directors shall commence their terms from the close of the AGM and shall serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company's Articles of Association. The Independent (External) directors of the Company, Mr. Avraham Bigger and Mr. Ben-Zion Zilberfarb, were elected to office by a shareholders resolution dated February 10, 2000, for a period of three years, or until their respective terms otherwise terminate in accordance with the Companies Law.

The fourteen (14) persons named and described below currently serve as directors of the Company. Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the fourteen (14) nominees, to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company's Articles of Association. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

| Name | | Position |
| --- | --- | --- |
| Fok Kin-ning, Canning | ........................ | Chairman of the Board of Directors |
| Khoo Chek Ngee | ........................ | Director |
| Tal Raz | ........................ | Director |
| Chan Ting Yu | ........................ | Director |
| Chow Woo Mo Fong, Susan | ........................ | Director |
| Dori Dankner | ........................ | Director |
| Shmuel Dankner | ........................ | Director |
| Uzia Galil | ........................ | Director |
| Tsang Kit May (Carol) | ........................ | Director |
| Erez Gissin | ........................ | Director |
| Amir Kess | ........................ | Director |
| Pesach Shachar | ........................ | Director |
| Frank John Sixt | ........................ | Director |
| Hans Roger Snook | ........................ | Director |

**Fok Kin-ning, Canning** has been a director of Partner Communications Company Ltd. since May 1998 and the Chairman of its Board of Directors since that time. Mr. Fok has been an Executive Director of Hutchison Whampoa Limited since 1984 and its Group Managing Director since 1993. He also serves as the Chairman of Hutchison Telecommunications (Australia) Limited and Hutchison Telecommunications Limited (the holding company of the telecommunications interests of Hutchison Whampoa Limited). In addition, Mr. Fok is the Co-Chairman of Husky Energy Inc. and Hutchison Harbour Ring Limited, the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited. He is also a Director of Cheung Kong (Holdings) Limited. Mr. Fok holds a Bachelor of Arts degree from St. John's University in Minnesota, United States and a diploma in financial administration from the University of New England in Australia. He is a member of the Australian Institute of Chartered Accountants.

**Khoo Chek Ngee** has been a director of Partner since October 1997 and is the Chairman of the Executive Committee. Since 1993, Mr. Khoo has been the Group Managing Director of Hutchison Telecommunications Limited. From 1966 to 1993, he was with Singapore Telecommunications Pte. Ltd., rising to the position of Vice President of Mobile

Communications in 1991. Mr Khoo holds a Bachelor of Science degree in Engineering from the London University Imperial College of Science and Technology, and he participated in the Advanced Telecommunications Management Program at the Center of Telecommunication Management, University of Southern California.

**Tal Raz** has been a director of Partner since November 2001 and is a member of the Executive Committee. Mr. Raz was appointed Acting President and Chief Executive Officer of Elbit in October 2001. Mr. Raz also continues to serve as Chief Financial Officer of Elbit, a position he has held since he joined Elbit in April 1997. Mr. Raz is a certified public accountant, and holds Bachelor of Arts and Master of Arts degrees in accounting and business administration from Baruch Collage, New York.

**Chan Ting Yu** was a director of Partner from October 1997 to March 2000 and became a director again in May 2001. He is a member of the Executive Committee. Mr. Chan is a director of Hutchison Telecommunications (Australia) Ltd. and Deputy Group Managing Director of Hutchison Telecommunications International Limited. Since joining the Hutchison Whampoa group, he has been closely involved in the management and development of Hutchison's telecommunications business internationally. Mr. Chan holds a degree in Law and Arts (Maths), as well as a Postgraduate Certificate in Laws.

**Chow Woo Mo Fong, Susan** has been a director of Partner since August 1998. Mrs. Chow has been an Executive Director of Hutchison Whampoa Limited since 1993 and its Deputy Group Managing Director since 1998. She is a solicitor and holds a Bachelor's degree in Business Administration. Mrs. Chow is also an Executive Director of Cheung Kong Infrastructure Holdings Limited and a Director of Hongkong Electric Holdings Limited, TOM.COM LIMITED, Hutchison Harbour Ring Limited and Hutchison Telecommunications Limited.

**Dori Dankner** has been a director of Partner since October 1997 and is a member of the Executive Committee. He is the Chairman of Elleren (D.D.) Investments, a company whose shares are traded on the Tel-Aviv Stock Exchange, and the Chief Executive Officer of D.S.D Investments Ltd., Mr. Dankner is also a director of Matav, Dankner Investments Ltd., Israel Salt Industries Ltd., Dankner Infrastructure (D.D) Ltd., Omega D.S. Investments Ltd. and Bareket D.S. Investments Ltd. He holds a Bachelor of Science degree in Industrial Engineering from Tel Aviv University and a Master of Business Administration degree in Finance and International Business from New York University. Dori Dankner is the son of Shmuel Dankner.

**Shmuel Dankner** has been a director of Partner since October 1997. Mr. Dankner has been Chairman of the Board of Directors of Matav since 1988. He is the Chairman of the Board of Dankner Investments Ltd. The Dankner Group, which he co-founded in 1957, includes enterprises involved in banking; telecommunications; cable television; salt production and export; petrochemical and plastic production; and real estate development. Mr. Dankner holds a Bachelor of Science degree with highest honors in Chemical Engineering from the University of California — Berkeley and a Master of Science in Chemical Engineering from Columbia University, New York. In 1977, he received the Industry Prize from the Israel Association of Manufacturers for managerial achievements and initiative in developing the private industry. Shmuel Dankner is the father of Dori Dankner.

**Uzia Galil** has been a director of Partner since August 1999. Mr. Galil currently serves as President and Chief Executive Officer of Uzia Initiatives and Management Ltd., a company specializing in the promotion and nurturing of new businesses associated with electronic commerce, mobile wireless communities and medical informatics, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as President and Chief Executive Officer of Elron Electronics Industries Ltd., an Israeli high technology holding company, which he founded and of which he also served as Chairman of the Board. From January 1981 until leaving Elron, Mr. Galil also served as Chairman of the Board of Directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the Board of Directors of Elbit Systems Ltd., a defense electronics affiliate of Elron, and all other private companies held in the Elron portfolio. Mr. Galil currently serves as a member of the Board of Directors of Orbotech Ltd., NetManage Inc., and as Chairman of Zoran Corporation. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil holds a M.S. in Electrical Engineering from Purdue University and a B.S. from the Technion. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizman Institute of Science, an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from the Ben-Gurion University of the Negev in Israel. Mr. Galil is also a recipient of the Israel Prize.

**Tsang Kit May (Carol)** has been a director of Partner since April 2002. Ms. Tsang joined Hutchison Telecommunications International Limited in September 1997 as Director of Business Development - Finance and was closely involved in the financial aspects of Hutchison's new telecommunication projects internationally. She has been Group Finance Director of Hutchison telecommunications International Limited since January 1999. Ms. Tsang holds a Masters Degree in Business Administration from the Chinese University of Hong Kong.

**Erez Gissin** has been a director of Partner since August 1998 and is a member of the Executive Committee. For the last two years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli technology company providing satellite broadband services. Previously, he was Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel-Aviv University and a Masters degree in Business Administration from Stanford University, California.

**Amir Kess** has been a director of Partner since August 1998, and has been an Executive Vice President of Arison Investments since 1996. He also serves as a director of other companies in which Arison or its affiliates are shareholders, including Eurocom Communications, Internet Gold, a large Israeli internet service provider, DBS Satellite Services, a direct broadcast satellite licensee in Israel, and Shikun V'Binui Holdings, a company which is active in the building and construction market. From 1990 to 1995, Mr. Kess was an attorney in the Israeli law office of S. Horowitz and Co.

**Pesach Shachar** has been a director of Partner since May 1998 and is a member of the Executive Committee. For 21 years, he was the General Manager, founder, and a shareholder in Nogay Ltd., a telecommunications consulting firm active in numerous high-tech projects in Israel and overseas. In that capacity, he advised Hutchison on the prospects in the cellular market in Israel, and on the bidding for the license and launch of operations. Mr. Shachar served 28 years in the Israel Defense Forces Signal Corps and Air Force, reaching the rank of Colonel.

**Frank John Sixt** has been a director of Partner since May 1998. Mr. Sixt has been an Executive Director of Hutchison Whampoa Limited since 1991 and its Group Finance Director since 1998. He is the Chairman of TOM.COM LIMITED. He is also an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications (Australia) Limited, Husky Energy Inc. and Hutchison Telecommunications Limited. He holds a Bachelor of Arts degree and a Master of Arts degree from McGill University and a Bachelor's degree in Civil Law from the University of Montreal, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

**Hans Roger Snook** has been a director of Partner since August 1998. Mr. Snook has been the chairman of Carphone Warehouse plc. Since May 2002. He previously served as the Chief Executive officer of Orange plc, a special advisor to Michael Bon, Chairman of France Telecom and the Board of Orange S.A, a director of Hutchison Telecommunications Limited and as a member of the Board of Directors of a number of telecommunications companies within the Hutchison Whampoa group.

It is proposed that at the AGM the following resolution be adopted:

"**RESOLVED**, that the fourteen (14) nominees named and described above are re-appointed to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company's Articles of Association"

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

**The Board of Directors recommends a vote FOR approval of this proposed resolution.**

## ITEM 3 – APPROVAL OF THE COMPANY'S FINANCIAL STATEMENTS

Our Board of Directors has approved the Audited Financial Statements of the Company for the year ended December 31, 2001, as required by the Companies Law. These financial statements are distributed together with this Proxy Statement. Under our Articles of Association, a shareholders' approval is required for both the financial statements and the respective report of the Board of Directors. A representative of the Company's Auditor, Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, is expected to be present at the AGM, and will be available to respond to appropriate questions from shareholders.

It is proposed that at the AGM the following resolution be adopted:

"RESOLVED, that the Audited Financial Statements of the Company for the year ended December 31, 2001 and the report of the Board of Directors for such period are hereby approved."

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

**The Board of Directors recommends a vote FOR approval of this proposed resolution.**

## ***EXTRAORDINARY GENERAL MEETING***

## ITEM 1 – APPROVAL OF INDEMNIFICATION FOR THE COMPANY'S DIRECTORS

The Companies Law and the Company's Articles of Association authorize the Company, subject in each case to the approval of shareholders, to indemnify a director of the Company for liability or expense he incurs in consequence of an action done by him in the capacity as a director of the Company for:

(i) any financial liability imposed on the director in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by court; and

(ii) reasonable litigation expenses, including legal fees, incurred by the director or which he or she was ordered to pay by a court, within the framework of proceedings filed against him or her by the Company or on its behalf or by another person, or in a criminal proceeding in which he or she was acquitted, or in a criminal proceeding in which he or she was convicted of a felony which does not require a finding of criminal intent.

The Company may indemnify a director after the fact and may undertake to indemnify a director in advance, provided the undertaking is restricted to events of a kind which the Company's Board of Directors believes can be anticipated at the time of the making of the indemnification undertaking and at an amount the Board of Directors has determined is reasonable in the circumstances.

The Companies Law and the Articles of Association of the Company provide that the Company may not indemnify a director for: (a) a breach of the director's duty of loyalty toward the Company unless the director acted in good faith and had reasonable grounds to assume that the action would not harm the Company; (b) a breach of the director's duty of care done intentionally or with haste ("pezizut"); (c) an intentional act intended to unlawfully yield a personal profit; or (d) a fine or a penalty imposed upon the director.

The Audit Committee and the Board of Directors unanimously resolved to indemnify the Company's directors, whose names are listed in Exhibit "A" hereto, to the fullest extent permitted by law and to provide each of them with an indemnification letter substantially in the form attached as Exhibit "B" hereto (the "**Indemnification Letter**").

(a) It is proposed, in accordance with the Companies Law and the Company's Articles of Association, that at the EGM the following resolution be adopted:

> "**RESOLVED**, to approve the Company's undertaking to indemnify the Company's directors, whose names are listed in Exhibit "A" hereto, to the fullest extent permitted by law and to provide each of them with an Indemnification Letter."

Under Section 268 of the Companies Law, two or more persons who hold voting rights in a company and each of whom has a personal interest in the approval of the same transaction up for approval by the said company shall be deemed as one holder. Also, Section 268 states that a person who holds 25% or more of the voting rights at a company's general meeting (if there is no other person who holds more than 50% of these voting rights) is deemed a "controlling party." One or more of our principal shareholders may be deemed, for the sake of being cautious, a controlling party with respect to the indemnification of our directors and the approval of the indemnification of said directors may require approval by a special majority of the shareholders of the Company (the "**Special Majority**"). A Special Majority requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter for the approval thereof, provided that either (a) the majority of the Ordinary Shares voted at the meeting includes at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter; or (b) the total Ordinary Shares of the shareholders referred to in clause (a) voted against the matter does not exceed one percent of the aggregate voting rights of the Company. For this purpose, each shareholder is asked to indicate on the enclosed proxy card whether or not he has a personal interest in this matter, at least two business days prior to the date of the General Meetings, as a condition for his right to vote and be counted with respect to such resolution. Under the Companies Law, a "**personal interest**" of a shareholder (i) includes a personal interest of any members of the shareholder's immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the CEO, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the CEO and (ii) excludes an interest arising in itself from the ownership of shares in any company.

**The Board of Directors recommends a vote FOR approval of this proposed resolution.**

## RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to a license granted to Partner by the Minister of Communications of the State of Israel. Partner's Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner's license contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in our license. These limits prohibit the transfer or acquisition of 10% or more of Partner's means of control and acquisition of control of the Company without the consent of the Minister of Communications in Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered as dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

Any shareholder seeking to vote at the General Meetings must notify the Company prior to the vote, or, if the vote is by deed of vote, must so indicate on the deed of vote, if any of the shareholder's holdings in Partner or the shareholder's vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in

Israel, in each case as specified in sections 21 and 23 of Partner's license. If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

## OTHER BUSINESS

Other than as set forth above, the management knows of no business to be transacted at the General Meetings but, if any other matters are legally presented at the General Meetings, the persons named in the enclosed form of Deed of Vote will be authorized to vote upon such matters in accordance with their best judgment.

**By Order of the Board of Directors**

***ROLY KLINGER, ADV.***
***General Counsel and Joint Company Secretary***

Dated: July 17, 2002

**Exhibit "A"**

Ms. Tsang Kit May (Carol)

Mr. Chan Ting Yu

Mr. Tal Raz

**Exhibit "B"**

Date:________

**Mr.** ______________

Dear Mr. _______:

Letter of Indemnification

Partner Communications Company Ltd. ("**Partner**") hereby undertakes to indemnify you, as a director of Partner, to the fullest extent and in the maximum amount permitted by law, against all payments, costs or expenses (including reasonable legal expenses) you incur as a result of any financial obligation you bear in connection with any proceeding, investigation or threat, or criminal proceeding from which you will be acquitted or in which you are convicted, provided however, that the crime for which you are convicted does not require a finding of criminal intent, in each such case, including a settlement judgement or an arbitration decision approved by court, all in connection with and in the scope of your activities as a director of Partner (including activities you participated in before the date of this indemnification letter).

Upon the occurrence of an event for which you may be entitled to be indemnified, subject to the terms of this letter and any laws applicable at such time, Partner shall provide you with the necessary payments to cover all your expenses and other payments in respect of the legal proceedings in question, so that you will not have to pay for or finance them yourself.

Indemnification according to this letter will be subject to applicable law and to the following terms and conditions:

1. That you notify Partner within a reasonable time of your learning of any legal proceedings instigated against you in connection with any event that may give rise to indemnification and that you provide Partner, or anyone specified by Partner, with any documents connected to the proceeding in question.

2. That Partner reserves the right to represent you in the proceedings or to appoint any legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you for reasonable reasons). Partner or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process. The appointed counsel will be bound by a fiduciary duty to you and to Partner. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform Partner and you will be entitled to appoint a different counsel reasonably acceptable to Partner and the terms of this indemnification

agreement shall apply to the new appointment. If Partner should decide to settle by arbitration, it shall be allowed to do so as long as the proceedings against you are terminated first or in parallel. If Partner so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate as reasonably demanded of you with Partner and any appointed legal counsel and Partner shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3. That whether or not Partner shall operate in accordance with section 2 above, it shall still cover all and every kind of expense incurred by you that is included in the introductory paragraph of this agreement so that you will not have to pay or finance them yourself. You will not be indemnified for any expenses arising from a settlement or arbitration unless Partner has agreed to the settlement or arbitration.

4. That according to this indemnification letter, Partner will not be required to pay any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by anyone in Partner.

5. That upon your request for payment in connection with any event according to this indemnification letter, Partner shall complete all the necessary arrangements required by the law for payment and shall act to receive all necessary authorizations, if demanded. If any authorization should be required for payment, and the payment is not authorized for any reason, this payment or part of it will be subject to the approval of the court (if relevant) and Partner shall act in order to receive authorization.

6. That in the event that you are indemnified and paid for any sums in accordance with this letter of indemnification in connection with a legal proceeding, and later it becomes clear that you were not entitled to such payments, the sums will be considered as a loan given to you by Partner subject to a low interest rate as specified in section 3(9) of the Income Tax Ordinance or any other legislation replacing it and which is not a taxable benefit. You shall be required to repay such amounts in accordance with the payment arrangements fixed by Partner, and at such time as Partner shall request in writing.

7. That you shall remain entitled to indemnification by Partner as provided in this letter of indemnification even when you are no longer a director in Partner, as long as the events that led to the payments, costs and expenses for which indemnification is being sought took place while you were a director.

8. That the judicial authority which ruled in the relevant proceeding did not establish that your actions were a breach of the duty of care made intentionally or with haste (*"pzizut"*) or an intentional act intended to unlawfully yield a personal profit.

9. That you shall not be entitled to indemnification for a breach of your duty of loyalty to Partner, unless you acted in good faith and had reasonable grounds to assume that the action would not harm Partner. Also, you shall not be entitled to indemnification for a fine or a penalty imposed on you.

10. The indemnification set forth in this letter of indemnification shall include financial obligations relating to each of the following subjects:

10.1 Any offering of Partner's securities to private investors and/or to the public and listing of such securities, and/or the offer by Partner to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering and Partner's status as a public company or as an issuer of securities.

10.2 Partner's status, obligations and/or actions as a public company, and/or the fact that Partner's securities were issued to the public or to private investors and/or are traded on a stock exchange (including Nasdaq stock market), whether in Israel or abroad.

10.3 The erection, construction and operation of Partner's mobile telephone network, including the erection and operation of antennas and other equipment and environmental issues, including undertakings, activities and communications with authorities regarding the foregoing and including the work performed by Partner's subcontractors in connection therewith.

10.4 The purchase, distribution, marketing and sale of handsets, other terminal equipment and any other of Partner's products and/or any marketing plans and/or publications.

10.5 Investments Partner and/or its subsidiaries and/or its affiliates make in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of Partner and/or any subsidiary thereof and/or any affiliates thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

10.6 The merger, acquisition or other business combination or any such proposed transaction of Partner, any subsidiary thereof and/or any affiliate thereof with or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, of Partner, any of its subsidiaries and/or any of its affiliates.

10.7 Labor relations and/or employment matters in Partner, its subsidiaries and/or its affiliates and trade relations of Partner, its subsidiaries and/or its affiliates, including with employees, independent contractors, customers, suppliers and various service providers.

10.8 The testing of products developed and/or marketed by Partner, its subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such products.

10.9 The intellectual property of Partner, its subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property.

10.10 Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of Partner, its subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

10.11 The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction, agreement or arrangement.

10.12 Class actions, derivative actions or any other legal proceedings against you and/or Partner and/or any of its subsidiaries or affiliates, in connection with your role and/or activities in Partner or on its behalf.

10.13 Any other actions which can be anticipated for companies of the type of Partner, and which the Board of Directors may deem appropriate.

11. Although Partner cannot accurately predict the maximum exposure with respect to any of the above subjects, Partner believes that an amount of $10 million per subject (under this Letter of Indemnification together with any prior indemnification letter, if granted to you) is a reasonable maximum for the indemnification set forth herein. However, in the event you would have been entitled to additional indemnification but for this maximum, Partner will consider in good faith increasing this maximum and/or indemnifying you retroactively for financial obligations in excess of this maximum, on a case-by-case basis.

12. For the avoidance of doubt, it is hereby clarified that nothing contained in this letter derogates from Partner's right to indemnify you post factum, subject to applicable law, for any amounts which you may be obligated to pay without the limitations set forth above.

You should be aware that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the "Securities Act") may be permitted to Partner's directors and offices, Partner has been advised that in the opinion of the U.S. Securities and Exchange Commission (the "SEC") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event of a claim for such indemnification, Partner will (in accordance with an undertaking given to the SEC), unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

This Letter of Indemnification and all issues related thereto shall be governed by the law of the State of Israel, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction in connection with this Letter of Indemnification.

______________________

on behalf of
Partner Communications Company Ltd.

I accept the terms and conditions of the above.

______________________     ____________

[Director]     Date

**PARTNER COMMUNICATIONS COMPANY LTD.**

# REPORT OF THE BOARD OF DIRECTORS FOR THE YEAR ENDED DECEMBER 31, 2001

*The following report is a summary only, and is not intended to be a comprehensive review of our business and results of our operations and financial condition for the year 2001. The report is based upon and should be read in conjunction with Partner's Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on April 30, 2002 (the "Form 20-F"). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner's financial condition and results of operations.*

This report, as well as the Form 20-F, may include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner and we undertake no obligation to publicly update or revise them.

We maintain our financial books and records in shekels. On May 17, 2001, our Board of Directors approved a resolution to prepare our financial statements in accordance with accounting principles generally accepted in the United States, or US GAAP. As a result, our financial statements included in the 2001 annual report are prepared in accordance with US GAAP, and the accompanying discussion of the result of our operations is based on our results under US GAAP. Previously, our financial statements were prepared in accordance with Israeli GAAP with a reconciliation to US GAAP.

In this report, references to "$" and "US dollars" are to United States dollars and references to "NIS" are to New Israeli Shekels. This report contains translations of NIS amounts into US dollars at NIS 4.416=US$1.00 as published by the Bank of Israel, solely for the convenience of the reader.

## General

We describe below certain events, which took place in 2001.

- In January 2001, we received accreditation for the ISO 9002 standard from the Israeli Institute of Quality and Control.
- In March 2001, we received a special license issued by the Ministry of Communications, allowing us to provide internet services.
- On March 31, 2001, we reached 1,000,000 subscribers.
- In July 2001, we registered our ordinary shares for trading on the Tel Aviv Stock Exchange.
- In an auction process completed on December 18, 2001, the Ministry of Communications awarded us the two bands of spectrum for which we had submitted

bids: one band of GSM 1800 spectrum and one band of UMTS third generation spectrum.

- On December 26, 2001, we filed a shelf registration statement under the US Securities Act of 1933, as amended, registering $400 million of debt securities and ordinary shares for possible offer and sale during the next two years.
- On December 31, 2001, we had over 1,458,000 subscribers.

At December 31, 2001, our network covered approximately 97% of the Israeli population. We had over 1,880 base transceiver stations (including microsites) by December 31, 2001, with approximately 500 of the stations installed in 2001. From January 1, 1998 to December 31, 2001, we made net capital expenditures relating to our network amounting to approximately NIS 1,989 million ($451 million), as well as paying a license fee and associated costs totaling approximately NIS 1,571 million ($356 million).

Our annual churn rate was 5.8% for 2001, compared to 5.5% for 2000. Churn refers to subscriber disconnections from network services, either involuntary, due to non-payment of bills or suspected fraudulent use, or voluntary, due to subscribers switching to a competing mobile telephone network or terminating their use of our services. From June 2001, our churn rate has also included a churn provision for subscribers who have not generated revenue for the company for a period of at least six consecutive months at the end of the reporting period. Since we only launched full commercial operations in January 1999, our current churn rates are not necessarily indicative of our future churn rates.

**Results of Operations for the Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000**

We had 1,458,000 subscribers as of December 31, 2001 compared to 834,000 subscribers as of December 31, 2000. For the year ended December 31, 2001 we had revenues of NIS 3,249 million ($736 million) compared to NIS 2,104 million for 2000. The increase was attributable mainly to an increase of 75% in our subscriber base.

Average monthly revenue per subscriber, or ARPU, for the year ended December 31, 2001 was NIS 214 ($48), compared to NIS 306 in 2000. The primary cause of this reduction is the increasing percentage of prepaid subscribers in our subscriber base which have historically provided below average ARPU.

Our cost of revenues for the year ended December 31, 2001 was NIS 2,719 million ($616 million) compared to NIS 2,162 million in 2000. This amounted to 84% of our revenues for the year ended December 31, 2001 compared to 103% in 2000. Our cost of revenues as a percentage of our revenues was lower in 2001 than in 2000, primarily due to the increasing economies of scale that result from the fact that a substantial portion of our costs are not directly correlated to our revenues, combined with the decrease in the handset subsidies we provide to the customers who joined the network during 2001. Consequently, we experienced a gross profit during 2001, compared to a gross loss during 2000.

Our selling and marketing expenses, which consist primarily of expenses related to advertising and public relations, commissions paid to dealers, distributors and salaries of personnel involved in these activities, were NIS 293 million ($66 million) for the year ended

December 31, 2001 compared to NIS 328 million in 2000. This amounted to 9% of our revenues in 2001, compared to 16% in 2000. The decrease in these expenses was driven primarily by more efficient cost managements.

General and administrative expenses for the year ended December 31, 2001 were NIS 134 million ($30 million) compared to NIS 155 million in 2000. This amounted to 4% of our revenues in 2001 compared to 7% in 2000. The decrease in these expenses was primarily due to the Ministry of Communications decision regarding our dispute with Bezeq- The Israel Telecommunication Corp. Ltd., the only incumbent public fixed-line operator in Israel, on bad debt collection.

We had an operating profit for the year ended December 31, 2001 of NIS 103 million ($23 million) compared to an operating loss of NIS 540 million in 2000. The increase in operating profit was achieved primarily by our subscriber growth, accompanied by increasing economies of scale and lower total subscriber acquisition costs. During 2001 total subscriber acquisition costs were NIS 316 million ($72 million) compared to NIS 424 million in 2000.

We had net financial expenses for the year ended December 31, 2001 of NIS 401 million ($91 million) compared to NIS 229 million in 2000. Our net financial expenses increased by NIS 172 million and our total debt increased from 2000 to 2001 by NIS 265 million. The increase in net financial expenses is attributed mainly to an increase in our average total debt outstanding and the effects of currency fluctuations on the outstanding principal of our senior subordinated notes, which are denominated in US dollars.

Our net loss in 2001 was NIS 303 million ($69 million) compared to NIS 769 million in 2000.

**PARTNER COMMUNICATIONS COMPANY LTD.**

(An Israeli Corporation)

2001 ANNUAL REPORT

TABLE OF CONTENTS



The amounts are stated in New Israeli Shekels (NIS) in thousands.



## REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

**PARTNER COMMUNICATIONS COMPANY LTD.**

We have audited the consolidated balance sheets of Partner Communications Company Ltd. and its subsidiary (collectively "the Company") as of December 31, 2000 and 2001 and the related consolidated statements of operations, changes in shareholders' equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2000 and 2001 and the consolidated results of operations, changes in shareholders' equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel
March 20, 2002

Kesselman & Kesselman
Certified Public Accountants (Israel)

**PARTNER COMMUNICATIONS COMPANY LTD.**

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

| | December 31 | | |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | New Israeli shekels | | Convenience translation into U.S. dollars (note 1a) |
| | In thousands | | |
| **Assets** | | | |
| **CURRENT ASSETS:** | | | |
| Cash and cash equivalents | 869 | 5,272 | 1,194 |
| Accounts receivable (note 13): | | | |
| Trade | 395,765 | 486,659 | 110,203 |
| Other | 28,695 | 34,943 | 7,913 |
| Inventories | 163,216 | 124,512 | 28,196 |
| Total current assets | 588,545 | 651,386 | 147,506 |
| **INVESTMENTS AND LONG-TERM RECEIVABLES:** | | | |
| Non-marketable securities (note 2) | | 8,244 | 1,867 |
| Security deposit (note 6) | 94,279 | 100,869 | 22,842 |
| Accounts receivable - trade (note 13) | 10,421 | 3,696 | 837 |
| Funds in respect of employee rights upon retirement (note 7) | 14,824 | 28,160 | 6,377 |
| | 119,524 | 140,969 | 31,923 |
| **FIXED ASSETS,** net of accumulated depreciation and amortization (note 3) | 1,507,045 | 1,749,052 | 396,072 |
| **LICENSE AND DEFERRED CHARGES,** net of accumulated amortization (note 4) | 1,289,933 | 1,112,959 | 252,028 |
| | 3,505,047 | 3,654,366 | 827,529 |

| **Amikam Cohen** | **Alan Gelman** | **Shmuel Dankner** |
|---|---|---|
| **Chief Executive Officer** | **Chief Financial Officer** | **Director** |

| | December 31 | | |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | New Israeli shekels | | Convenience translation into U.S. dollars (note 1a) |
| | In thousands | | |
| **Liabilities and shareholders' equity (net of capital deficiency)** | | | |
| **CURRENT LIABILITIES:** | | | |
| Current maturities of long-term bank loans (note 5) | | 483,897 | 109,578 |
| Accounts payable and accruals: | | | |
| Trade | 463,576 | 524,642 | 118,805 |
| Shareholder - current account | 2,230 | | |
| Other (note 13) | 117,437 | 206,403 | 46,740 |
| Total current liabilities | 583,243 | 1,214,942 | 275,123 |
| **LONG-TERM LIABILITIES:** | | | |
| Bank loans (note 5) | 2,102,191 | 1,818,066 | 411,699 |
| Notes payable (note 6) | 707,175 | 772,800 | 175,000 |
| Liability for employee rights upon retirement (note 7) | 23,598 | 42,334 | 9,587 |
| Total long-term liabilities | 2,832,964 | 2,633,200 | 596,286 |
| **COMMITMENTS AND CONTINGENT LIABILITIES** (note 8) | | | |
| Total liabilities | 3,416,207 | 3,848,142 | 871,409 |
| **SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)** (note 9): | | | |
| Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2000 and 2001 - 200,000,000 shares; issued and outstanding - December 31, 2000 -178,888,888 shares and December 31, 2001 -178,924,585 shares | 1,789 | 1,789 | 405 |
| Capital surplus | 2,317,993 | 2,298,080 | 520,399 |
| Deferred compensation | (65,021) | (24,362) | (5,517) |
| Accumulated deficit | (2,165,921) | (2,469,283) | (559,167) |
| Total shareholders' equity (capital deficiency) | 88,840 | (193,776) | (43,880) |
| | 3,505,047 | 3,654,366 | 827,529 |

**The accompanying notes are an integral part of the financial statements.**

**PARTNER COMMUNICATIONS COMPANY LTD.**

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year ended December 31 | | | |
|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2001 |
| | New Israeli shekels | | | Convenience translation into U.S. dollars (note 1a) |
| | In thousands (except per share data) | | | |
| **REVENUES**, net | 899,217 | 2,103,859 | 3,249,349 | 735,813 |
| **COST OF REVENUES** | 1,483,061 | 2,161,507 | 2,719,163 | 615,752 |
| **GROSS PROFIT (LOSS)** | (583,844) | (57,648) | 530,186 | 120,061 |
| **SELLING AND MARKETING EXPENSES** | 265,124 | 327,881 | 292,960 | 66,341 |
| **GENERAL AND ADMINISTRATIVE EXPENSES** | 158,588 | 154,637 | 134,282 | 30,408 |
| **OPERATING PROFIT (LOSS)** | (1,007,556) | (540,166) | 102,944 | 23,312 |
| **FINANCIAL EXPENSES**, net | 290,397 | 228,609 | 400,927 | 90,790 |
| **LOSS ON IMPAIRMENT OF INVESTMENTS IN NON-MARKETABLE SECURITIES** (note 2) | | | 8,862 | 2,007 |
| **NET LOSS BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES** | (1,297,953) | (768,775) | (306,845) | (69,485) |
| **CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE IN ACCOUNTING PRINCIPLES** (note 1n) | | | 3,483 | 789 |
| **NET LOSS** | (1,297,953) | (768,775) | (303,362) | (68,696) |
| **NET LOSS PER SHARE** - basic and diluted: | | | | |
| **BEFORE CUMULATIVE EFFECT** | (8.86) | (4.30) | (1.72) | (0.38) |
| **CUMULATIVE EFFECT** | | | 0.02 | * |
| **NET LOSS** | (8.86) | (4.30) | (1.70) | (0.38) |
| **WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING** | 146,481,482 | 178,888,888 | 178,909,274 | 178,909,274 |

* Representing an amount less than $ 0.01.

**The accompanying notes are an integral part of the financial statements.**

**PARTNER COMMUNICATIONS COMPANY LTD.**

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)

| | Share capital | | Notes receivable | | | | |
|---|---|---|---|---|---|---|---|
| | Number of shares | Amount | in respect of shares issued | Capital surplus | Deferred compensation | Accumulated deficit | Total |
| | | | | (In thousands) | | | |
| **New Israeli shekels:** | | | | | | | |
| **BALANCE AT DECEMBER 31, 1998** | 10,000,000 | 100 | (100) | 2,320 | -,- | (99,193) | (96,873) |
| **CHANGES DURING THE YEAR ENDED DECEMBER 31, 1999:** | | | | | | | |
| Issuance of share capital | 130,000,000 | 1,300 | | | | | 1,300 |
| Collection of notes receivable in respect of share capital | | | 100 | | | | 100 |
| Initial public offering ("IPO") of the Company's shares under a prospectus dated October 26, 1999, net of NIS 132 million issuance cost | 38,888,888 | 389 | | 2,091,948 | | | 2,092,337 |
| Deferred compensation related to employee stock options grants | | | | 186,700 | (186,700) | | |
| Amortization of deferred compensation related to employee stock options grants | | | | | 102,081 | | 102,081 |
| Net loss | | | | | | (1,297,953) | (1,297,953) |
| **BALANCE AT DECEMBER 31, 1999** | 178,888,888 | 1,789 | -,- | 2,280,968 | (84,619) | (1,397,146) | 800,992 |
| **CHANGES DURING THE YEAR ENDED DECEMBER 31, 2000:** | | | | | | | |
| Receipts from exercise of stock options granted to employees on account of shares to be allotted | | | | 5 | | | 5 |
| Deferred compensation related to employee stock option grants | | | | 37,020 | (37,020) | | |
| Amortization of deferred compensation related to employee stock options grants | | | | | 56,618 | | 56,618 |
| Net loss | | | | | | (768,775) | (768,775) |
| **BALANCE AT DECEMBER 31, 2000** | 178,888,888 | 1,789 | -,- | 2,317,993 | (65,021) | (2,165,921) | 88,840 |
| **CHANGES DURING THE YEAR ENDED DECEMBER 31, 2001:** | | | | | | | |
| Exercise of options granted to employees | 35,697 | * | | 47 | | | 47 |
| Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited | | | | (19,960) | 40,659 | | 20,699 |
| Net loss | | | | | | (303,362) | (303,362) |
| **BALANCE AT DECEMBER 31, 2001** | 178,924,585 | 1,789 | -,- | 2,298,080 | (24,362) | (2,469,283) | (193,776) |
| **Convenience translation into u.s. dollars** (note 1a): | | | | | | | |
| **BALANCE AT JANUARY 1, 2001** | 178,888,888 | 405 | -,- | 524,908 | (14,724) | (490,471) | 20,118 |
| **CHANGES DURING THE YEAR ENDED DECEMBER 31, 2001:** | | | | | | | |
| Exercise of options granted to employees | 35,697 | * | | 11 | | | 11 |
| Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited | | | | (4,520) | 9,207 | | 4,687 |
| Net loss | | | | | | (68,696) | (68,696) |
| **BALANCE AT DECEMBER 31, 2001** | 178,924,585 | 405 | -,- | 520,399 | (5,517) | (559,167) | (43,880) |

* Representing an amount less than NIS 1 ($1).

**The accompanying notes are an integral part of the financial statements.**

**PARTNER COMMUNICATIONS COMPANY LTD.**

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year ended December 31 | | | |
|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2001 |
| | New Israeli shekels | | | Convenience translation Into U.S. dollars (note 1a) |
| | In thousands | | | |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | | |
| Net loss | (1,297,953) | (768,775) | (303,362) | (68,696) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | | | |
| Depreciation and amortization | 330,665 | 431,510 | 538,267 | 121,890 |
| Loss on impairment of investments in non-marketable securities | | | 8,862 | 2,007 |
| Amortization of deferred compensation related to employee stock option grants, net | 102,081 | 56,618 | 20,699 | 4,687 |
| Liability for employee rights upon retirement | 9,583 | 11,581 | 18,736 | 4,242 |
| Accrued interest and exchange and linkage differences on (erosion of) long-term liabilities | 141,663 | (13,214) | 54,522 | 12,346 |
| Accrued interest and exchange differences on security deposit | | (2,574) | (6,590) | (1,492) |
| Amount carried to deferred charges | | (7,489) | (22) | (5) |
| Sundry | 2,560 | (181) | 1,647 | 373 |
| Changes in operating asset and liability items: | | | | |
| Decrease (increase) in accounts receivable: | | | | |
| Trade | (204,732) | (197,308) | (84,169) | (19,060) |
| Other | (17,180) | 23,970 | (6,248) | (1,415) |
| Increase (decrease) in accounts payable and accruals: | | | | |
| Trade | 133,238 | 93,499 | 57,271 | 12,969 |
| Shareholder's current account | (16) | 20 | (2,230) | (505) |
| Other | 8,063 | 84,685 | 88,306 | 19,997 |
| Decrease (increase) in inventories | (43,921) | (65,614) | 36,859 | 8,347 |
| Net cash provided by (used in) operating activities | (835,949) | (353,272) | 422,548 | 95,685 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | | |
| Purchase of fixed assets | (684,863) | (712,377) | (601,050) | (136,107) |
| Investment in non-marketable securities | | | (16,446) | (3,724) |
| Investment in security deposit | | (91,705) | | |
| Proceeds from sale of fixed assets | 592 | 1,063 | 1,771 | 401 |
| Funds in respect of employee rights upon retirement | (6,125) | (6,712) | (13,336) | (3,020) |
| Net cash used in investing activities | (690,396) | (809,731) | (629,061) | (142,450) |

**PARTNER COMMUNICATIONS COMPANY LTD.**

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year ended December 31 | | | |
|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2001 |
| | New Israeli shekels | | | Convenience translation Into U.S. dollars (note 1a) |
| | In thousands | | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | | |
| Proceeds from exercise of stock options granted to employees | | 5 | 47 | 11 |
| Proceeds from issuance of notes payable, net | | 684,463 | | |
| Long-term bank loans received | 902,130 | 1,119,032 | 1,111,869 | 251,782 |
| Repayment of long-term bank loans | | (1,054,725) | (901,000) | (204,031) |
| Long-term liabilities from shareholders | 492,000 | | | |
| Issuance of share capital, net of issuance costs | 2,092,337 | | | |
| Repayment of debt in respect of issuance of shares | 100 | | | |
| Issuance of share capital | 1300 | | | |
| Repayment of shareholders' loans and capital notes | (1,494,411) | | | |
| Repayment of suppliers' credit | (68,526) | | | |
| Net cash provided by financing activities | 1,924,930 | 748,775 | 210,916 | 47,762 |
| **INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | 398,585 | (414,228) | 4,403 | 997 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | 16,512 | 415,097 | 869 | 197 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | 415,097 | 869 | 5,272 | 1,194 |
| **SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION** - cash paid during the year: | | | | |
| Interest | 313,089 | 164,198 | 285,465 | 64,643 |
| Advances to income tax authorities | 2,609 | 1,440 | 5,617 | 1,272 |

**Supplementary information on investing activities not involving cash flows**

At December 31, 2000 and 2001, trade payables include NIS 144,482,000 and NIS 148,276,000 ($ 33,577,000), respectively, in respect of acquisition of fixed assets. These balances will be given recognition in these cash flow statements upon payment.

**The accompanying notes are an integral part of the financial statements.**

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies, applied on a consistent basis, are as follows:

**a. General:**

**Nature of operations:**

1) Partner Communications Company Ltd. ("the Company") and its wholly-owned subsidiary (together - "the Group") operate a mobile telecommunications network based upon the Global System for Mobile Communications ("GSM") Standard in Israel.

2) The Company was incorporated on September 29, 1997. The Company operates under a license granted by the Ministry of Communications to operate a cellular telephone network for a period of 10 years beginning April 7, 1998. At the beginning of January 1999, the Company commenced full commercial operations.
The Company paid a "one-time" license fee of new Israeli shekels (NIS) 1.6 billion which is presented under "license and deferred charges". The Company is entitled to request extension of the license for an additional period of six years and then renewal for one or more further six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator. Under the terms of the license, the Company has provided a guarantee of $ 10 million to the State of Israel to secure the Company's adherence to the terms of the license.

On December 18, 2001, the Minister of Communication informed the Company that it had won additional spectrum (2G band (1800MHz) and 3G band (2100MHz)). Following the award of the above spectrum, the company's license has been amended and extended through 2017 (parallel to the period of the new spectrum).
In consideration for the above additional spectrum the Company will pay NIS 180 million ($41 million) for the 2G spectrum in two installments (payable by the end of 2003) and NIS 220 million ($50 million) for the 3G spectrum in five installments through 2006.
Following the above amendments the amortized balances of the Company's existing license payment as well as the cost of the additional spectrum will be amortized over the period ending in 2017, subject to the utilization period.
The award of the new spectrum and the amendments to the Company's license are subject to fulfillment of certain conditions, mainly a down payment on account of the new spectrum (out of the abovementioned amounts - NIS 176 million; $40 million) and provision of a $20 million guarantee by February 1, 2002.

Under the above award, the original guarantee of $ 10 million, (together with an additional, interim guarantee of NIS 100 million provided by the Company to comply with the terms for the award of additional spectrum), has been replaced by a guarantee of $ 20 million.

**Use of estimates in the preparation of financial statements**

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

**NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES** (continued):

**Functional currency and reporting currency**

The functional currency of the Company and its subsidiary is the local currency - NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

**Convenience translation into U.S. dollars ("dollars" or "$")**

The NIS figures at December 31, 2001 and for the year then ended have been Translated into dollars using the representative exchange rate of the dollar at December 31, 2001 ($1 = NIS 4.416). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

**Accounting principles**

On May 17, 2001, the Board of Directors of the Company approved a resolution whereby the financial statements of the Company will be prepared under accounting principles generally accepted in the United States (U.S. GAAP). As a result, these consolidated financial statements, are prepared in accordance with U.S. GAAP. Previously, the Company reported under Israeli GAAP with a reconciliation to U.S. GAAP.

**b. Principles of consolidation:**

1) The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary.

2) Intercompany balances between the Company and its subsidiary have been eliminated.

**c. Inventories**

Inventories of cellular telephones (handsets) and accessories are stated at the lower of cost or net realizable value (which reflects the value to the business of the handsets in the hands of the subscribers). Cost is determined on the "first-in, first-out" basis.

**d. Fixed assets:**

1) These assets are stated at cost, handsets for use abroad by subscribers are carried by the base stock method.

2) Direct consultation and supervision costs and other direct costs relating to setting up the Company's communications network and information systems for recording and billing calls are capitalized to cost of the assets.

3) Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets - incurred until installation of the fixed assets is completed - are charged to cost of such assets.

**NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES** (continued):

4) Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

| | % |
|---|---|
| Communications network | 10 - 20 (mainly 15) |
| Computers, hardware and software for information systems | 15-33 |
| Vehicles | 20 |
| Office furniture and equipment | 7-15 |

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

**e. License and deferred charges:**

1) License (see also a(2) above):

The license is stated at cost and amortized by the straight-line method over 9.25 years which is the utilization period of the license (January 1, 1999 - commencement). Expenses in obtaining loans and credit which served to finance the license fee - incurred until the commencement of utilization of the license - are charged to cost of the license.

Following the extension of the license period to 2017 (as described in note 1a above) the amortized balance of this license will be amortized as from 2002 over the period ending 2017, subject to the utilization period.

2) Deferred charges:

a) Costs relating to the obtaining of long-term credit lines are amortized using the effective interest rate stipulated for the borrowing transactions.

b) Issuance costs relating to notes payable (see note 6) are amortized using the effective interest rate stipulated for the notes.

**f. Impairment of long-lived assets**

Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" requires that long-lived assets, identifiable intangibles and goodwill related to those assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 121, if indicators of impairment are present, the existence of impairment is identified by comparing the carrying amount of the potentially

**NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES** (continued):

impaired asset to the undiscounted cash flows from use and eventual disposition of that asset. If the carrying amount of the asset being evaluated is greater than the undiscounted cash flows from use and eventual disposition of that asset, then impairment is measured based on the excess, if any, of the carrying amount over the fair value of the asset.

**g. Cash equivalents**

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

**h. Comprehensive income**

The Company has no comprehensive income components other than net loss.

**i. Revenue recognition**

Revenue from telecommunication services is recognized upon performance of the services. Revenue from pre-paid calling cards is recognized upon customer's usage of the cards. Revenue is derived principally from the sale of usage of air-time. Revenue from sale of handsets is recognized upon delivery and the transfer of ownership to the subscriber.

**j. Concentration of credit risks - allowance for doubtful accounts**

The Company's revenues are derived from a large number of customers. Accordingly, the Company's trade balances do not represent a substantial concentration of credit risk.
An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses, determined as a percentage of specific debts doubtful of collection for the years ended December 31, 1999, 2000 and 2001 aggregated NIS 14,132,000, NIS 33,001,000 and NIS 14,696,000 ($ 3,328,000) (See also note 13a).

The cash and cash equivalents and security deposit as of December 31, 2001 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote. As from 2000, the Company factors most of its long-term trade receivables resulting from sales of handsets. The factoring is made through clearing companies, on a non-recourse basis. The resulting costs are charged to "Financial expenses-net", as incurred. During the years ended December 31, 2000 and 2001 the Company factored NIS 98,023,000 NIS 180,302,000 ($40,829,000) long-term trade receivables.

**k. Advertising expenses**

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 1999, 2000 and 2001 aggregated NIS 102,780,000, NIS 134,969,000 and NIS 91,681,000 ($ 20,761,000), respectively.

**l. Deferred income taxes**

Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the related tax laws. Valuation allowances are

**NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES** (continued):

included in respect of deferred tax assets when it is more likely than not that no such assets will be realized (see also note 10).

**m. Foreign currency transactions and balances**

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at balance sheet dates. For foreign currency transactions included in the statements of operations, the exchange rates at transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

**n. Derivative financial instruments ("derivatives")**

The Company has adopted FAS 133 as of January 1, 2001. FAS 133, as amended, establishes accounting and reporting standards for derivative, including certain derivatives embedded in other contracts, and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists. Changes in fair value of non-hedging instruments are carried to "Financial expenses-net", on a current basis.

The Company occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is "embedded". This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument.

The adoption of FAS 133 resulted in recording additional income of approximately NIS 3.5 million ($ 0.8 million) included in the statement of operations of 2001 under "Cumulative effect, at beginning of year, of a change in accounting principles", which was recorded against an asset in the balance sheet, of the same amount. This cumulative effect reflects mostly the fair value of embedded derivatives (see also note 12b.) as of that date.

Prior to the adoption of FAS 133, the Company used separate, stand-alone derivative instruments (as apposed to embedded derivative), for accounting purposes, as hedging and non-hedging instruments. Gains and losses on derivatives that were hedged existing assets or liabilities were recognized in income commensurate with the results from those assets or liabilities. The net premiums paid or received in respect of currency options are presented in the balance sheet, as of December, 31 2000, among other accounts receivable or payable, as appropriate, and charged to financial expenses over the terms of the options.

Foreign currency derivatives, which are designated to reduce the Company's exposure to foreign currency risks pertaining to anticipated transactions and which do not qualify as hedging transactions, were presented at market value in each of the reported years and the income or losses in respect thereof are carried to "Financial expenses - net" on a current basis, See also note 12b.

**NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES** (continued):

**o. Net loss per share**

Net loss per share is computed by dividing the loss for the year by the weighted average number of shares issued and outstanding in each year. Options granted by the Company are not taken into account, in computing the diluted loss per share, as their effect is anti-dilutive.

**p. Recently issued accounting pronouncement in the United States**

In July 2001, the Financial Accounting Standard Board (FASB) issued FAS 141, Business Combinations, and FAS 142, Goodwill and Other Intangible Assets. FAS 141 supersedes Accounting Principles Board Opinion No. 16 (APB 16), Business Combinations and FAS 142 supersedes APB 17, Intangible Assets.
The most significant changes made by FAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).
The most significant changes made by FAS 142 are: (1) goodwill and indefinite intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years. In addition, FAS 142 contains certain transitional provisions, which may effect the classification of intangible assets as well as the balance of goodwill. The provisions for FAS 141 are effective for acquisitions consummated after June 30, 2001. The provisions of FAS 142 are effective for fiscal years beginning after December 15, 2001 (fiscal year 2002 for the Company).

In July 2001, the FASB approved the issuance of FAS 143, "Accounting for Asset Retirement Obligations." FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the Company)

In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for fiscal periods beginning after December 15, 2001 (January 1, 2002 for the Company) and interim periods within those years. FAS 144, which supersedes FAS 121, establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale.

The Company is currently evaluating potential effects, if any, that the adoption of these standards may have on its consolidated financial statements.

## NOTE 2 - INVESTMENTS IN NON-MARKETABLE SECURITIES

The Company and its subsidiary have entered into agreements with a number of technological companies in the early stages of development of cellular products (hereafter - the start-up companies). Under the agreements, the Group is to supply infrastructure and support services which the start-up companies need to develop their products, in consideration of options and shares in those companies. In some cases, the Group is also entitled to royalties on future sales of the products of the start-up companies. Based on the opinion of the financial advisors of the Group and the early stages of those companies , the fair value of the securities granted to the Group, on the grant date and as of December 31, 2001, is not material.

During 2001, the Company invested approximately NIS 16.4 million, in cash, in several of those companies. The Group's holdings in the start-up companies (current and fully diluted) do not exceed 15% of the share capital of any one of them and does not give the Group significant influence over any one of them. Therefore, the investments therein are presented on a cost basis.

During 2001, the Company has recorded an impairment loss of approximately NIS 8.9 million ($2 million) in respect of the above investments, based on Company's management valuation.

## NOTE 3 - FIXED ASSETS:

**a.** Composition of net assets, is as follows:

| | December 31 | | |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | NIS | | Convenience translation into U.S. dollars |
| | In thousands | | |
| Communications network | 1,523,944 | 1,989,474 | 450,515 |
| Computers, hardware and software for information systems | 272,016 | 370,620 | 83,927 |
| Vehicles | 31,686 | 28,372 | 6,425 |
| Office furniture and equipment | 25,533 | 28,723 | 6,504 |
| Leasehold improvements | 58,155 | 93,393 | 21,149 |
| Cellular telephones - base stock | 6,064 | 6,309 | 1,428 |
| | 1,917,398 | 2,516,891 | 569,948 |
| Less - accumulated depreciation and amortization | 410,353 | 767,839 | 173,876 |
| | 1,507,045 | 1,749,052 | 396,072 |

Depreciation and amortization in respect of fixed assets totaled NIS 153,702,000, NIS 254,992,000 and NIS 361,265,000 ($ 81,808,000) for the years ended December 31, 1999, 2000 and 2001, respectively.

**NOTE 3 - FIXED ASSETS** (continued):

**b.** Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems which were capitalized (before commencing full commercial operations) in respect of:

| | December 31 | | |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | NIS | | Convenience translation into dollars |
| | In thousands | | |
| Communications network | 69,858 | 69,858 | 15,819 |
| Computers, hardware and software | 15,566 | 15,566 | 3,525 |
| | 85,424 | 85,424 | 19,344 |
| L e s s - accumulated depreciation | 25,876 | 38,814 | 8,789 |
| Depreciated balance | 59,548 | 46,610 | 10,555 |

**c.** As to pledges on the fixed assets - see note 11.

**NOTE 4 - LICENSE AND DEFERRED CHARGES:**

| | December 31 | | |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | NIS | | Convenience translation into dollars |
| | In thousands | | |
| License (note 1a(2)) | 1,570,901 | 1,570,901 | 355,729 |
| Deferred charges - in respect of: | | | |
| Obtaining long-term credit lines | 52,169 | 52,191 | 11,819 |
| Notes payable | 22,012 | 22,017 | 4,986 |
| | 1,645,082 | 1,645,109 | 372,534 |
| Less - accumulated amortization | 355,149 | 532,150 | 120,506 |
| | 1,289,933 | 1,112,959 | 252,028 |

License and deferred charges amortization expenses for the years ended December 31, 1999, 2000 and 2001 totaled NIS 176,963,000, NIS 176,517,000 and NIS 177,002,000 ($ 40,082,000), respectively, see also note 1e.

## NOTE 5 - LONG-TERM BANK LOANS

In July 2000, the Company entered into an Amending and Rescheduling Agreement (the "Agreement") in connection with its primary secured bank credit facility, with Bank Leumi B.M., Bank Hapoalim, other Israeli banks and Citibank N.A., which amends the bank facility agreement that the Company entered into in August 1998.

The amended facility is divided into two tranches: A multi-currency term loan facility of $600 million (which may be reduced to $550 million if the Company does not meet certain milestones) and a revolving multi-currency loan facility of $150 million.

The bank facility is a dollar denominated facility and it may be drawn in different currencies, see c. below.

**a.** Status of the facility at December 31, 2001 is as follows:

| | **The total facility** | **Amounts drawn** | **Amounts available for drawing** |
|---|---|---|---|
| | | **Dollars in millions** | |
| The multi-currency term loan facility | 600 | 460 | 140 |
| The revolving multi-currency loan facility | 150 | 78 | 72 |
| | 750 | *538 | 212 |

**b.** The amounts outstanding, classified by linkage terms and interest rates, are as follows:

| | **December 31, 2001** | **December 31** | | |
|---|---|---|---|---|
| | | **2000** | **2001** | **2001** |
| | **Weighted average interest rates** | | **Amount** | |
| | **%** | **NIS** | | **Convenience translation into dollars** |
| | | | **In thousands** | |
| In NIS - linked to the Israeli consumer price index (CPI) (1) | 6.3 | 1,046,417 | 1,076,689 | 243,815 |
| In NIS - unlinked (2) | 5.2 | 1,055,774 | 1,225,274 | 277,462 |
| | | 2,102,191 | 2,301,963 | *521,277 |

(1) Linkage terms apply both to principal and interest.

(2) The loans bear interest at the "on-call" rate (a varying inter-bank rate in Israel), prime rate or fixed unlinked rate.

* The amounts outstanding differ from the amounts drawn, due to differing linkage terms.

**c.** The amended facility may be drawn in NIS, US dollars or Euros, provided that not less than 60% of the amount outstanding shall, at any time, be in NIS.

**NOTE 5 - LONG-TERM BANK LOANS** (continued):

**d.** There is a range of options as to how interest is calculated on borrowings under the amended facility. These options include rates based on LIBOR, the bond rate, fixed linked rate, fixed unlinked rate, on-call rate and prime rate. The margin is 0.90% per annum until June 30, 2002 (under some limitations).

**e.** The multi-currency term loan facility is repayable as follows *:

| | % |
|---|---|
| September 30, 2002 through June 30, 2003 | 2.8 |
| July 1, 2003 through June 30, 2004 | 8.5 |
| July 1, 2004 through June 30, 2005 | 19.1 |
| July 1, 2005 through June 30, 2006 | 21.0 |
| July 1, 2006 through June 30, 2007 | 21.1 |
| July 1, 2007 through June 30, 2008 | 27.5 |
| | 100.0 |

* Certain controlling persons of the Company's principal shareholders are also, indirectly, part of the controlling group of shareholders of Bank Hapoalim, one of the banks participating in the credit facility. Under Bank of Israel rules restricting loans to related entities, Bank Hapoalim is permitted to participate in the Company's current credit facility only up to specified amounts, and repayment to Bank Hapoalim is subject to a different repayment schedule than that for the other banks in the credit facility. If these restrictions are not removed or otherwise satisfied, the Company will be required to repay from funds obtained from additional financing or commitments 50% of the credit extended by Bank Hapoalim under the term loan under the credit facility by April 30, 2002 (extended from March 31, 2002) and the balance of the credit extended by Bank Hapoalim will be required to be repaid according to the amortization schedule in effect prior to the amendment of the credit facility in July 2000, which provided for a quarterly amortization schedule from April 30, 2002 to December 31, 2005. As a result, the Company will be required to repay approximately NIS 422 million (approximately $96 million) by April 30, 2002. Repayment, to be completed by December 31, 2005, will also be required with respect to the revolving loans under the credit facility. In addition, the Company will be required, prior to April 30, 2002, to either deposit all amounts owing under the credit facility to Bank Hapoalim (approximately $210 million) in a separate deposit bank account as security for these payments or to deliver undertakings to the banks participating in the credit facility of the Company's ability to pay all such amounts on the required repayment dates, in which case the amount required to be deposited as security for these payments will be reduced by the amounts covered by the undertakings.

An aggregate principal amount of up to $600 million can be drawn through June 30, 2002. Amounts outstanding at June 30, 2002 are convertible, at the discretion of the Company, into long-term loans repayable on a quarterly basis over the period ending June 30, 2008.

**f.** The revolving multi-currency loan facility of $150 million is available for drawing through June 30, 2008, and the balance must be repaid by June 30, 2008.

**NOTE 5 - LONG-TERM BANK LOANS** (continued):

**g.** The agreement has covenants which require the Company, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility - in whole or in part. The Company believes that it is in compliance with all covenants stipulated by the agreement, or as amended by agreement between the parties. Under the terms of the agreement, the Company has undertaken not to transfer any amounts, including dividends, to its shareholders, except in cases specified in the agreement.

**h.** As to pledges to secure loans and liabilities and restrictions placed with respect thereto, see note 11.

**NOTE 6 - NOTES PAYABLE**

On August 10, 2000, the Company completed an offering of $ 175 million of unsecured Senior Subordinated Notes due 2010 which have been issued at their dollar par value. The Notes have been registered under the U.S. Securities Act of 1933. The net proceeds from the offering (approximately $ 170.5 million after deducting commissions and offering expenses) were used mainly to repay a portion of the indebtedness under the credit facility.
The Notes bear interest at the rate of 13% per annum which are payable semi-annually on each February 15 and August 15, commencing February 15, 2001. The Company may redeem up to 35% of the aggregate principal amount of the Notes at any time prior to August 15, 2003, provided that immediately after giving effect to any such redemption, at least 65% of the aggregate principal amount of the Notes remains outstanding. Up to an additional $75 million aggregate principal amount of Notes may be issued by the Company at any time after the offering.

Commission fees and offering expenses in respect of the Notes aggregated approximately NIS 22 million ($ 4.5 million). These expenses are presented as deferred charges and the amortization in respect thereof is included in financial expenses.

The company is obligated to keep a restricted deposit in the amount of one year of interest payment for the first 3 years from the date of the offering, which was deposited and is presented in the balance sheet under "Security deposit". The deposit is denominated in dollars and bears an annual interest of 2.1%.

**NOTE 7 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:**

**a.** Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company's severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month's salary for each year worked), is reflected by the balance sheet accrual under the "liability for employee rights upon retirement". The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as "Funds in respect of employee rights upon retirement". The policies are the Company's assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

**b.** The severance pay expenses for the years ended December 31, 1999, 2000 and 2001 were approximately NIS 11,397,000, NIS 16,151,000 and NIS 21,113,000 ($ 4,781,000) respectively.

## NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES:

a. **Commitments:**

1) The Company is committed to pay royalties to the Government of Israel on its "chargeable income" as defined in the Regulations (see below), which includes all kinds of turnover of the licensee from the granting of Bezeq services under his license - including air time, roaming services and non-recurring connection fees, but excluding: bad debts, income transferred to another holder of a communications license or payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of end equipment.

   On June 18, 2001, the Knesset's Finance Committee approved the "Telecommunications (Royalties) Regulations, 2001" (hereafter - the Regulations). The principal change to the old regulations was the reduction of the percentage of royalties payable by mobile phone companies from 8% to 5% in 2001 and the further gradual reduction thereof to 3.5% in 2004. In addition, the basis in respect of which the royalties are paid has been expanded (as described above). The amendment is effective as from January 1, 2001.

   The royalty expenses for the years ended December 31, 1999, 2000 and 2001 were approximately NIS 51,397,000, approximately NIS 116,846,000 and approximately NIS 112,201,000 ($ 27,004,000), respectively, and included under "Cost of revenues".

2) The Company has entered into operating lease agreements as follows:

   a) Lease agreement for its headquarters facility in Rosh Ha'ayin for a twenty year period commencing in June 1999. The Company has an option to reduce the lease period by five to fifteen years. The rental payments are linked to the Israeli CPI.

   b) Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to 20 additional years. The rental payments are linked partly to the dollar and partly to the Israeli CPI.

   c) Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten years (including the original lease periods). The lease fees are partly linked to the dollar and are partly linked to the Israeli CPI.

   d) The Company has agreed in principal to lease an additional building for the head office in Rosh Ha'ayin, for a period of 16 years. The Company has options to shorten the lease period by 5 to 10 years.

   e) The minimum projected rental payments (based upon agreements in force as of December 31, 2001) for the next five years, at rates in effect at December 31, 2001, are as follows:

| | NIS | Convenience translation into dollars |
|---|---|---|
| | In thousands | |
| Year ended December 31: | | |
| 2002 | 74,302 | 16,825 |
| 2003 | 38,921 | 8,814 |
| 2004 | 17,428 | 3,946 |
| 2005 | 12,180 | 2,758 |
| 2006 | 8,009 | 1,814 |
| 2007 and thereafter | 71,988 | 16,302 |
| | 222,828 | 50,459 |

**NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES** (continued):

f) The rental expenses for the years ended December 31, 1999, 2000 and 2001 were approximately NIS 49 million, approximately NIS 68 million, and approximately NIS 93 million ($ 21 million), respectively.

3) At December 31, 2001, the Company is committed to acquire fixed assets for approximately NIS 84 million (approximately $ 19 million).

4) At December 31, 2001, the Company is committed to acquire handsets for approximately NIS 205 million (approximately $ 46 million).

5) As to the Company commitment to pay NIS 400 million regarding the award of the new spectrum, see note 1a.

**b. Contingent liabilities:**

1) On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action.

While the amount of the claim was substantial, the ultimate liability could not be determined because of the considerable uncertainties that exist.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations to file class action claims.

Another claim, involving a substantial amount, filed by a private consumer who has previously asked to join the above class action, may be brought again before the court. The court has been previously frozen the proceedings of the private consumer's claim, until a decision is made in the case filed by the consumer organization.
At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the claim, if and when it re-opened, and therefore no provision has been made.

2) On July 8, 2001 Shakoland 890 (1996) Ltd. filed a claim against the Company for alleged violation of supplier's exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

On December 17, 2001, another claim was lodged against the Company, in the amount of approximately NIS 5 million, by the same claimant, alleging the breach of an agreement for the granting of content services. However, this amount can be increased by the claimant. At this stage, it is not possible to determine the success of the said litigation, and therefore no provision has been made.

3) On December 31, 2001, a claim was filed against the Company and another Israeli telecommunication companies together with a request to approve this claim as a class action. The claim is for air time charged in respect of calls which were terminated due to causes other than the termination of the call by the parties thereto. The amount of the claim against the Company is estimated at approximately NIS 21 million.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the claim, and therefore no provision has been made.

**NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES** (continued):

4) On March 20, 2002, the Company received a demand in the format of a draft claim by one of the company's former distributors, mainly for alleged violation of his exclusive distribution agreement.
At this stage, the claimant has not filed the claim with the court.
The amount of the demand against the Company is set at NIS 130 million.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the demand in as much as a claim is filed, and the amount it claims, therefore no provision has been made.

5) The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

6) The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company. The accounts do not include a provision in respect thereof.

**NOTE 9 - SHAREHOLDERS' EQUITY:**

**a. Share capital:**

The Company's shares are traded on the London Stock Exchange ("LSE") and, in the form of American Depository Receipts ("ADRs"), each of which represents one ordinary share, on the U.S. over the counter market ("Nasdaq - NSM"). During 2001 the company listed its shares in the Tel-Aviv stock exchange (TASE) according to the dual listing regulations. On December 31, 2001, the closing price per ADR was NIS 30.25 ($ 6.85); the shares were quoted on the LSE on that date at NIS 30.69 ($ 6.95), and in TASE at NIS 30.51($ 6.91).

Under the provisions of the license granted to the Company (note 1a(2)), restrictions are placed on transfer of Company shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party.

On December 26, 2001, the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission for future offerings of its securities. Under the shelf registration, the company intends to raise up to $400 million from the issue of ordinary shares and debt securities.

**NOTE 9 - SHAREHOLDERS' EQUITY** (continued):

**b. Employee stock option plans:**

1) **a.** On March 3, 1999, the Company's Board of Directors approved an employee stock option plan (hereafter - Plan A), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration. Through to December 31, 2001 - 5,178,404 options were granted pursuant to Plan A, of which 408,347 options have been forfeited and 35,697 options have been exercised. Out of the remaining options not granted and options forfeited, 729,165 options were cancelled.

The options will vest in five equal annual batches over a period of five years from the beginning date of employment of each employee, unless otherwise provided in the grant instrument, provided the employee is still in the Company's employ. An option not exercised within 8 years from the date of its allotment shall expire. The exercise price per share of the options granted, which is denominated in dollars, is $ 0.343.

As of December 31, 2001 – 334,111 options of plan A are available for future grant to the Company's employees. The exercise price of these remaining options, which is denominated in NIS, will be equal to the market price less a discount (to be determined by the Employee Stock Option Committee) of the Company's shares on the date on which the options are granted.

**b.** In October 2000, the Company's Board of Directors approved an employee stock option plan (hereafter - Plan B), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. An option not exercised within 9 years from the date of its allotment shall expire. The options will vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company's employ. The exercise price, which is denominated in NIS, is equal to the market price of the Company's shares on the date on which the options are granted.

As of December 31, 2001 - 244,347 options of plan B are available for future grant to the Company's employees.

**c.** The ordinary shares derived from the exercise of the options shall confer the same rights as the other ordinary shares of the Company.

**d.** The Plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, the Ordinance provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is paid by the employee.

**NOTE 9 - SHAREHOLDERS' EQUITY** (continued):

2) Following is a summary of the status of the plans as of December 31, 1999, 2000 and 2001 and the changes therein during the years ended on those dates:

| | Year ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 1999 | 2000 | 2001 |
| | Number | | | Weighted average exercise price* | | |
| | | | | NIS | NIS | NIS |
| Balance at beginning of year | | 4,655,285 | 8,541,669 | | 1.424 | 12.296 |
| Changes during the year: | | | | | | |
| Granted | 4,655,285 | 4,336,119 | 1,063,708 | 1.404 | 24.219 | 19.286 |
| Exercised and paid | | (3,383) | (32,314) | | 1.386 | 1.440 |
| Forfeited | | (446,352) | (610,828) | | 14.418 | 19.286 |
| Balance outstanding at end of year | 4,655,285 | 8,541,669 | 8,962,235 | 1.424 | 12.296 | 12.746 |
| Options exercisable at December 31 | 1,009,164 | 1,723,147 | 3,501,109 | 1.424 | 1.386 | 7.386 |

* Includes options under plan A, the exercise price of which is weighted based on the applicable date's exchange rate.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 1999, 2000 and 2001 is NIS 40.94, NIS 23.25 and NIS 18.08 ($4.09), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 0%; expected volatility of 50%, 75% and 83%, respectively; risk-free interest rate: in dollar terms - 1999-7%, 2000-6.5% ; in NIS terms - 2000-8%, 2001-6.9%. respectively; weighted expected life: plan A - 8 years; Plan B - 9 years.

The following is information about options outstanding at December 31, 2001:

| | Options outstanding | | | Options exercisable |
|---|---|---|---|---|
| Exercise prices | Number outstanding at December 31, 2001 | Weighted average remaining contractual life | Weighted average exercise price | Number exercisable at December 31, 2001 |
| NIS | | Years | NIS | |
| 1.515 | 4,734,360 | 4.6 | 1.515 | 2,705,442 |
| 17.81-27.35 | 3,869,875 | 7.9 | 26.07 | 795,667 |
| 17.25 | 358,000 | 8.4 | 17.25 | |
| | 8,962,235 | | | 3,501,109 |

**NOTE 9 - SHAREHOLDERS' EQUITY** (continued):

**c. Accounting treatment of employee stock option plans**

The Company accounts for its employee stock option plans using the treatment prescribed by APB No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Under APB 25, compensation cost for employee stock option plans is charged to shareholders' equity, on the date of grant of the options, under "deferred compensation costs" and is then amortized and carried to the statements of operations over the vesting period.

FAS No. 123 "Accounting for Stock-Based Compensation", established a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans according to APB 25, and has accordingly complied with the disclosure requirements set forth in FAS 123 for companies electing to apply APB 25.

The compensation cost determined under APB 25 and charged against income in the years ended December 31, 1999, 2000 and 2001, is NIS 102,081,000, NIS 56,618,000 and NIS 20,699,000 ($ 4,687,000), respectively. The deferred compensation cost is amortized over the vesting period using the accelerated method of amortization, as stipulate by FASB No. 28 Interpretation.

Had compensation cost for the Company's plan been determined based on the fair value at the grant dates, consistent with the method of FAS 123, the Company's loss and loss per share would have changed to the pro forma amounts indicated below:

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2001 |
| | | NIS | | Convenience translation into dollars |
| | | In thousands | | |
| Net loss: | | | | |
| As reported | (1,297,953) | (768,775) | (303,362) | (68,696) |
| Pro-forma | (1,299,269) | (769,043) | (303,639) | (68,759) |
| Net loss per share - basic and diluted: | | | | |
| As reported | (8.86) | (4.30) | (1.70) | (0.38) |
| Pro-forma | (8.86) | (4.30) | (1.70) | (0.38) |

**d. Dividends**

As to restrictions with respect to cash dividend distributions, see note 5g.

## NOTE 10 - TAXES ON INCOME (continued):

**a. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985**

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and the subsidiary are taxed under this law.

**b. Tax rates applicable to income of the Company and its subsidiary**

The income of the Company and its subsidiary are taxed at the regular rate of 36%.

**c. Losses carried forward to future years**

At December 31, 2001, the Group had carryforward losses of NIS 1,994 million ($ 452 million). The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

**d. Deferred income taxes**

The deferred tax asset in respect of the balances of temporary differences (mostly in respect of carryforward losses, see c above) and the related valuation allowance as of December 31, 2000 and 2001, are as follows:

| | December 31 | | |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | NIS | | Convenience translation into dollars |
| | In thousands | | |
| Deferred tax asset | 568,052 | 745,703 | 168,864 |
| L e s s - valuation allowance | (568,052) | (745,703) | (168,864) |
| | -,- | -,- | -,- |

**e. Tax assessments**

The Company and its subsidiary have not been assessed for tax purposes since incorporation.

## NOTE 11 - LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACED IN RESPECT OF LIABILITIES

At December 31, 2001, balances of liabilities of the Company in the amount of NIS 2,302 million ($ 521 million), are secured by fixed charges on the fixed assets (including leasehold rights), share capital and insurance rights, and by floating charges on the assets. The Company has also undertaken not to register any further charges on the Company's assets, with certain exceptions.

## NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

### a. Linkage of monetary balances:

1) As follows:

| | December 31, 2001 | | |
|---|---|---|---|
| | In or linked to foreign currencies (mainly dollars) | In NIS - linked to the Israeli CPI | In NIS- Unlinked |
| | In thousands | | |
| **NIS:** | | | |
| Assets | 102,400 | 9,569 | 514,477 |
| Liabilities | 1,009,301 | 1,090,330 | 1,650,666 |
| **Convenience translation into dollars:** | | | |
| Assets | 23,188 | 2,167 | 116,503 |
| Liabilities | 228,555 | 246,904 | 373,792 |

2) Data regarding the dollar exchange rate and the Israeli CPI:

| | Exchange rate of one dollar | Israeli CPI* |
|---|---|---|
| At December 31: | | |
| 2001 | NIS 4.416 | 170.91 points |
| 2000 | NIS 4.041 | 168.53 points |
| 1999 | NIS 4.153 | 168.53 points |
| 1998 | NIS 4.160 | 166.30 points |
| Increase (decrease)- | | |
| Year ended December 31: | | |
| 2001 | 9.3% | 1.4% |
| 2000 | (2.7)% | -,- |
| 1999 | (0.2)% | 1.3% |

* Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

## NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

**b. Derivative financial instruments:**

1) General

The Company enters into foreign currency forward transactions and purchases and writes foreign currency options in order to protect itself against the risk that the eventual dollar cash flows resulting from the existing assets and liabilities will be affected by changes in exchange rates. The writing of such options is part of a comprehensive hedging strategy and is designed to effectively swap the currencies relating to existing assets and liabilities. Each of the options written is combined with purchase of an option for the same period and the same notional amount. The Company does not hold or issue derivative financial instruments for trading purposes.

The transactions are mainly designated to hedge the cash flows related to payments of dollar interest on notes payable as well as those related to anticipated payments in respect of purchases of handsets in foreign currency. However, these contracts do not qualify for hedge accounting under FAS 133.

During 1999 and 2000, the Company used interest rate swap transactions, as was required by the credit facility agreement (prior to its amendment on July 2000).

As the counterparties to the foreign currency options and forward transactions are Israeli banks, the Company considers the inherent credit risks remote.

2) Foreign exchange risk management

The notional amounts of foreign currency derivatives as of December 31, 2000 and 2001 are as follows:

| | December 31 | | |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | NIS | | Convenience translation into dollars |
| | (In millions) | | |
| Currency options purchased - for the exchange of: | | | |
| Dollars into NIS | 121 | 55 | 12 |
| Euro into NIS | 56 | | |
| Currency options written – for the exchange of dollars into NIS | 40 | | |
| Forward transactions – for the exchange of: | | | |
| Dollars into NIS | 209 | 242 | 55 |
| Euros into NIS | | 34 | 8 |
| Embedded derivatives- Dollars into NIS | | 221 | 50 |

## NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

**c. Fair value of financial instruments**

The financial instruments of the Company as of December 31, 2001 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term liabilities approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

The fair value of derivatives as of December 31, 2001, is an asset of approximately NIS 8.0 million ($ 1.8 million).

## NOTE 13 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION :

**a. Accounts receivable:**

| | December 31 | | |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | NIS | | Convenience translation into dollars |
| | In thousands | | |
| 1) Trade (current and long-term) | | | |
| The item is presented after the deduction of: | | | |
| (a) Deferred interest income* | (3,102) | (2,355) | (533) |
| (b) Allowance for doubtful accounts | (47,174) | (61,869) | (14,010) |

* Long-term trade receivables (including current maturities) as of December 31, 2000 and 2001 in the amount of NIS 20,892,000 and NIS 12,776,000 ($2,893,000), respectively, bear no interest. These balances are in respect of handsets sold in installments (mostly 36 monthly payments).
Income in respect of deferred interest is the difference between the original and the current amount of the debt. The current amount is computed on the basis of the interest rate relevant to the date of the transaction (8.8%-9.5%).

2) Other:

| | December 31 | | |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | NIS | | Convenience translation into dollars |
| | In thousands | | |
| Government institutions | 10,482 | 9,596 | 2,173 |
| Derivatives instruments | 1,542 | 7,987 | 1,809 |
| Prepaid expenses and sundry | 16,671 | 17,360 | 3,931 |
| | 28,695 | 34,943 | 7,913 |

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## NOTE 13 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

**b. Accounts payable and accruals-other:**

| | December 31 | | |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | NIS | | Convenience translation into dollars |
| | In thousands | | |
| Employees and employee institutions | 43,435 | 69,405 | 15,717 |
| Provision for vacation and recreation pay | 12,038 | 17,743 | 4,018 |
| Government institutions | 8,601 | 4,023 | 911 |
| Income received in advance | 4,269 | 54,851 | 12,421 |
| Accrued interest on long-term liabilities | 48,560 | 58,989 | 13,358 |
| Sundry | 4,803 | 1,392 | 315 |
| | 117,437 | 206,403 | 46,740 |

**c. Financial expenses, net:**

| | Year ended December 31 | | | |
|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2001 |
| | NIS | | | Convenience translation into dollars |
| | In thousands | | | |
| Financial income | (9,190) | (5,980) | (19,193) | (4,346) |
| Exchange rate and linkage differences | 3,148 | (20,572) | 104,559 | 23,677 |
| Factoring costs | | 5,203 | 9,006 | 2,039 |
| Financial expenses | 296,439 | 249,958 | 306,555 | 69,420 |
| | 290,397 | 228,609 | 400,927 | 90,790 |

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

## NOTE 13 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

### d. Diluted net loss per share

Following are data relating to the net loss and the number of shares that were taken into account in computing the diluted net loss per share (the effect of the inclusion of the options for the years 1999, 2000 and 2001 is anti-dilutive):

| | Year ended December 31 | | | |
|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2001 |
| | NIS | | | Convenience translation into dollars |
| Net loss used in computing the diluted net loss per share (in thousands) | (1,297,953) | (768,775) | (303,362) | (68,696) |
| Weighted average number of shares taken into account in computing the basic net loss per share | 146,481,482 | 178,888,888 | 178,909,274 | 178,909,274 |
| A d d - additional shares due to a possible exercise of options, net | 2,717,762 | 3,479,287 | 4,593,060 | 4,593,060 |
| Weighted average number of shares taken into account in computing the diluted net loss per share | 149,199,244 | 182,368,175 | 183,502,334 | 183,502,334 |

## NOTE 14 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

### a. Transactions with related parties:

| | Year ended December 31 | | | |
|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2001 |
| | Nominal NIS | | | Convenience Translation into dollars |
| | In thousands | | | |
| Acquisition of handsets from related party | 150,985 | 273,078 | 300,024 | 67,940 |
| Consultation fees and salaries to related parties employed by the Company | 5,462 | | | |
| Financial expenses, net | 104,757 | 73,270 | 60,202 | 13,633 |
| Selling commissions and maintenance expenses, net of participation in advertising costs | 1,746 | 25,120 | 4,133 | 936 |

### b. Balances with related parties:

| | December 31 | | |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | Nominal NIS | | Convenience translation into dollars |
| | In thousands | | |
| Cash and cash equivalents | 284 | 2,617 | 593 |
| Current liabilities | 52,420 | 510,283 | 115,553 |
| Long-term liabilities | 798,278 | 354,417 | 80,257 |

[X] PLEASE MARK VOTES AS IN THIS EXAMPLE

## PARTNER COMMUNICATIONS COMPANY LTD.

Mark the box at right if you wish to instruct the Depositary to give a discretionary proxy to any one of Amikam Cohen, Alan Gelman and Roly Klinger to authorize any of them to vote on your behalf only upon item IV of the Annual General Meeting and item II of the Extraordinary General Meeting. ☐

Mark box at right if an address change or comment has been noted on the reverse of this card. ☐

**CONTROL NUMBER:**

**Annual General Meeting Resolutions**

| | For | Against | Abstain |
|---|---|---|---|
| Resolution I | ☐ | ☐ | ☐ |
| Resolution II | ☐ | ☐ | ☐ |
| Resolution III | ☐ | ☐ | ☐ |

**Extraordinary General Meeting Resolutions**

| | For | Against | Abstain |
|---|---|---|---|
| Resolution I | ☐ | ☐ | ☐ |

| | Yes | No |
|---|---|---|
| Do you have a Personal Interest in approval of Resolution I? | ☐ | ☐ |

*Please refer to the reverse of this card for a definition of Personal Interest. **You must mark either yes or no for Personal Interest. If no box is marked, or if both boxes are marked, the entire Voting Instruction Card shall be disqualified.**

[illegible] representing shares of the Company or the voting of these holdings requires the consent of the Minister of Communications of The State of Israel, due to a breach by the undersigned of the restrictions on transfer or acquisition of means of control or acquisition of control, or provisions regarding cross-ownership or cross-control with other mobile telephone operators in Israel as specified in Sections 21 or 23 of the general license granted to the Company by the Minister *of Communications on April 7, 1998 (including the permit granted to the Company on said date)*, as amended.

Please be sure to sign and date this Voting Instruction Card. | Date

ADR Holder sign here

DETACH CARD DETACH CARD

## TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING ORDINARY SHARES OF PARTNER COMMUNICATIONS COMPANY LTD. (THE "COMPANY")

JPMorgan Chase Bank (the "Depositary") has received advice that the general meetings (the "General Meetings"), consisting of an Annual General Meeting of Shareholders (the "AGM") and an Extraordinary General Meeting of Shareholders (the "EGM") of Partner Communications Company Ltd. will be held at the Company's offices, 8 Ha'amal Street, Rosh Ha'ayin, Israel, on Wednesday, August 7, 2002 at 2:00 p.m. (Israel time).

If you wish to have the Depositary vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) for or against or to abstain from voting the Resolutions at the General Meetings, kindly execute and forward the attached Voting Instruction Card to JPMorgan Chase Bank. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Depositary to vote for or against or to abstain from voting the Resolutions as the case may be. You may mark the discretionary proxy box above to indicate that you instruct the Depositary to give a discretionary proxy to any one of Amikam Cohen, Alan Gelman and Roly Klinger with respect only to item IV of the Annual General Meeting and item II of the Extraordinary General Meeting. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., Eastern Time, August 1, 2002. Only the holders of record at the close of business on July 17, 2002, will be entitled to execute the attached Voting Instruction Card.

JPMorgan Chase Bank, Depositary

Dated: July 17, 2002

**PLEASE REFER TO THE REVERSE OF THIS CARD FOR THE RESOLUTIONS TO BE VOTED AT THE MEETINGS.**

# PARTNER COMMUNICATIONS COMPANY LTD.

**JPMorgan Chase Bank, Depositary**
**P.O. Box 43062, Providence, RI 02940-5115**

The undersigned, a registered holder of American Depositary Receipt(s) representing Ordinary Shares of Partner Communications Company Ltd., of record July 17, 2002, hereby authorizes JPMorgan Chase Bank, the Depositary, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such American Depositary Receipt(s) on the Resolutions at the General Meetings to be held at the Company's offices, 8 Ha'amal Street, Rosh Ha'ayin, Israel, on Wednesday, August 7, 2002 at 2:00 p.m. (Israel time), and at every adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If these instructions are properly signed and dated but no direction is made, the underlying Shares represented by such American Depositary Receipt(s) will be voted by the Depositary FOR the Resolutions at the General Meetings. If you mark the discretionary proxy box on reverse side to indicate that you instruct the Depositary to give a discretionary proxy to any one of Amikam Cohen, Alan Gelman and Roly Klinger, at their discretion, these proxies will be authorized to vote only upon any such other business (i.e. Resolution IV of the Annual General Meeting, and Resolution II of the Extraordinary General Meeting) as may legally come before the General Meetings or any adjournments thereof.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., Eastern Time, August 1, 2002.

**PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.**

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. In the event of joint holders, only the first named joint holder (who is the person whose name is registered first) shall vote. If a corporation, this signature should be that of an authorized officer who should state his or her title.

| **HAS YOUR ADDRESS CHANGED?** | **DO YOU HAVE ANY COMMENTS?** |
| --- | --- |
| ______________________ | ______________________ |
| ______________________ | ______________________ |
| ______________________ | ______________________ |

**AGENDA**

**Annual General Meeting Agenda**

I. To re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited (the "Auditor"), as the Company's auditor until the close of the next annual general meeting, to authorize the Board of Directors of the Company to determine its remuneration and to approve the report of the Board of Directors with respect to the remuneration paid to the Auditor and its affiliate for the year ended December 31, 2001;

II. To re-appoint the Company's directors whose terms are expiring;

III. To approve the Company's Financial Statements for the year ended December 31, 2001 and the report of the Board of Directors for such period; and

IV. To transact any such other business as may legally come before the Annual General Meeting or any adjournment thereof. **non-voting*
*

**Extraordinary General Meeting Agenda**

I. To approve the provision of indemnification letters to Ms. Tsang Kit May (Carol) and Messrs. Chan Ting Yu and Tal Raz, the Company's directors; and

II. To transact such other business as may legally come before the Extraordinary General Meeting or any adjournment thereof. **non-voting*
*

*Under the Israeli Companies Law of 1999, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholders' immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the CEO, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the CEO and (ii) excludes an interest arising in itself from the ownership of shares in any company.